August 24, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Park City Group, Inc.
Registration Statement on Form S-3
(File No. 333-273940)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Park City Group, Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-3 (File No. 333-273940) (the “Registration Statement”) to 4:00 p.m Eastern Time on Friday, August 25, 2023, or as soon as is practicable thereafter.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with our counsel, Disclosure Law Group, a Professional Corporation, by calling Mr. Daniel W. Rumsey at (619) 272-7062, to confirm the exact time at which the Registration Statement was declared effective.

Very truly yours, PARK CITY GROUP, INC. /s/ Randall K. Fields Randall K. Fields Chief Executive Officer and Chairman

cc:	Daniel W. Rumsey, Disclosure Law Group, a Professional Corporation